UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 12, 2008

GOLD CREST MINES, INC.

(Exact name of registrant as specified in its charter)

Nevada	**000-52392**	**82-0290112**
(State or other jurisdiction of incorporation or organization)	Commission file number	(IRS Employer Identification Number)

10807 E Montgomery Dr. Suite #1	
Spokane Valley, WA	**99206**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 893-0171**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement

On June 12, 2008, Gold Crest Mines, Inc. (the "Company") entered into a Subscription Agreement with Cougar Gold LLC, a Delaware limited liability company ("Cougar Gold"), in which Cougar Gold agreed to purchase 8,000,000 shares of common stock at $0.10 per share, for gross proceeds of $800,000. The purchase of the shares was agreed to occur in two closings. The first closing took place on June 16, 2008, for $300,000. The second closing for $500,000 is anticipated to take place on or before August 13, 2008, and is contingent upon completion of a proposed business transaction.

A copy of the press release relating to the letter of intent is attached hereto as exhibit 99.1.

In April 2008, Cougar Gold acquired 1,666,667 shares from the Company for $250,000.

Item 3.02 Unregistered Sales of Equity Securities

As set forth above, the Company sold 3,000,000 shares of common stock to Cougar Gold for $300,000 and has agreed to sell an additional 5,000,000 shares for $500,000. These shares were issued without registration under the Securities Act by reason of the exemption from registration afforded by the provisions of Section 4(6) and/or Section 4(2) thereof, and Rule 506 promulgated thereunder, as a transaction by an issuer not involving any public offering. At the time of the purchase Cougar Gold was an accredited investor as defined in Regulation D. It delivered appropriate investment representations with respect to this stock sale and consented to the imposition of restrictive legends upon the stock certificate representing the shares. Cougar Gold did not enter into the transaction with the Company as a result of or subsequent to any advertisement, article, notice, or other communication published in any newspaper, magazine, or similar media or broadcast on television or radio, or presented at any seminar or meeting. Representatives of Cougar Gold were also afforded the opportunity to ask questions of the Company's management and to receive answers concerning the terms and conditions of the transaction. No underwriting discounts or commissions were paid in connection with the stock sale.

Item 9.01   Financial Statements and Exhibits

(d) *Exhibits*

99.1   Press Release of Gold Crest Mines, Inc. dated June 18, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GOLD CREST MINES, INC.

By: /s/ Matt J. Colbert
         Matt J. Colbert
         Chief Financial Officer

Date: June 18, 2008

Exhibit 99.1



Gold Crest Mines, Inc.
10807 E. Montgomery Dr., Suite #1
Spokane, WA 99206

Phone (509) 893-0171
Fax (509) 893-0170

Gold Crest Mines, Inc. and Electrum Ltd. Propose New Joint Venture

Spokane, Washington, June 18, 2008, For Immediate Release

Gold Crest Mines, Inc. (GCMN:OTCBB) is pleased to announce, that through its wholly owned subsidiary Niagara Mining and Development Co., Inc., it has signed a Letter Of Intent covering all of our properties in Idaho with Cougar Gold LLC (Cougar), a wholly-owned affiliate of Electrum Ltd. The proposed joint venture covers GCMN's unpatented mining and millsite claims, as well as patented claims held under mining leases and option agreements altogether totaling approximately 4,360 acres. The properties are located in the Stibnite-Yellow Pine Mining District, Valley County, Idaho.

Gold Crest has been reviewing historical data for the district obtained in the previously announced Oberbillig option agreement and the Bradley Mining Company lease. This data has identified numerous exploration targets for both oxide and sulfide gold ores.

The proposed joint venture is subject to due diligence by Cougar and to negotiation and execution of a definitive joint venture agreement. Under the proposed terms of the joint venture agreement, Cougar can earn a 60% interest in GCMN's properties by spending a total of $4,500,000 (the "Initial Earn-In Amount") within four years of the signing of the definitive agreement. The initial earn-in amount will include exploration expenditures, land payments and the cost of the due diligence.

Cougar can earn up to an additional 25% interest, for a total of 85%, by spending an additional $4,500,000 (the "Additional Earn-In Amount") on exploration expenditures within eight years of the signing of the definitive agreement. Cougar will be the operator of the joint venture.

In addition, Cougar has committed to make an investment of $800,000 to acquire 8,000,000 ordinary shares of GCMN ($.10/Share) in two tranches, the first for $300,000 was made on June 16, 2008, and the second for $500,000 conditioned upon signing of a definitive agreement covering the properties transaction.

Electrum Ltd., Cougar's parent, is a privately-held gold exploration company that has exploration projects around the world and a strong commitment to sustainable mining and the environment.
Tom Parker, President and CEO for GCMN, said, "We are extremely pleased to complete this joint venture agreement with a global exploration company with superior resources."

Gold Crest Mines, Inc. is a junior gold exploration company with properties in Alaska and Idaho, and is a reporting company under the Securities and Exchange Act of 1934. GCMN is listed on the NASDAQ Electronic Bulletin Board (OTCBB) under the symbol "GCMN."

Further information about Gold Crest Mines, Inc. and its properties can be found at the Company's website at www.goldcrestminesinc.com.

For more information please contact:

Tom Parker
President & CEO
Tel-509-893-0171

Chris Dail
Vice President, Exploration
Tel-509-893-0171

“Safe Harbor” Statement under Private Securities Litigation Reform Act of 1995:

Certain statements contained herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Information contained herein contains “forward-looking statements” which can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “should,” “up to,” “approximately,” “likely,” or “anticipates” or the negative thereof or given that the future results covered by such forward-looking statements will be achieved. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For example, there is no assurance that past mining activities on the Company’s leases are indicative that any proven or probable reserves exist on the claims. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only for the date the statement was made. Investors should carefully consider the preceding information as well as information contained in any news release before making any investment in the shares of the company. Gold Crest Mines, Inc. undertakes no obligation to update any forward-looking statements.